Exhibit 99.1

360 DigiTech Announces Second Quarter 2021 Unaudited Financial Results

Shanghai, Aug 19, 2021, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading financial technology platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Business Highlights

●	As of June 30, 2021, our digital platform has connected 108 financial institutional partners and 175.9 million consumers*1 with potential credit needs, cumulatively, an increase of 18.1% from 149.0 million a year ago.

●	Cumulative users with approved credit lines*2 was 34.7 million as of June 30, 2021, an increase of 25.3% from 27.7 million as of June 30, 2020.

●	Cumulative borrowers with successful drawdown, including repeat borrowers was 22.3 million as of June 30, 2021, an increase of 25.3% from 17.8 million as of June 30, 2020.

●	In the second quarter of 2021, financial institutional partners originated 27,714,920 loans*3, totaling RMB88,452 million*4 through our platform, an increase of 50.2% from RMB58,905 million in the same period of 2020.

●	Out of those loans originated by financial institutions, RMB49,638 million was under capital-light model and other technology solutions, representing 56.1% of the total, an increase of 213.3% from RMB15,844 million in the same period of 2020.

●	Total outstanding balance*5 of the loans originated by financial institutional partners through our platform was RMB117,559 million as of June 30, 2021, an increase of 49.8% from RMB78,480 million as of June 30, 2020.

●	RMB58,187 million of such loan balance was under capital-light model and other technology solutions, an increase of 186.4% from RMB20,316 million as of June 30, 2020.

●	Financial institutions granted approximately RMB7.1 billion credit lines to small and micro-sized enterprises (SMEs)*6 through our platform in the second quarter of 2021, an increase of 22.4% from approximately RMB5.8 billion in the prior quarter.

●	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2021 was approximately 10.66 months, compared with 9.57 months in the same period of 2020.

●	90 day+ delinquency ratio*7 of loans originated by financial institutions across our platform was 1.19% as of June 30, 2021.

●	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the second quarter of 2021 was 88.7%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

3 Including 13,300,248 loans across “V-pocket”, and 14,414,672 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loans volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

5 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

6 SME loans are Loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

7 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

Second Quarter 2021 Financial Highlights

●	Total net revenue increased by 19.8% to RMB4,001.6 million (US$619.8 million) from RMB3,340.1 million in the same period of 2020.

●	Income from operations increased by 86.6% to RMB1,853.1 million (US$287.0 million) from RMB993.2 million

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in the same period of 2020.
●	Non-GAAP*9 income from operations increased by 81.4% to RMB1,920.4million (US$297.4million) from RMB1,058.9 million in the same period of 2020.

●	Operating margin was 46.3%. Non-GAAP operating margin was 48.0%.

●	Net income increased by 76.6% to RMB1,547.9 million (US$239.7million) from RMB876.5 million in the same period of 2020.

●	Non-GAAP net income increased by 71.4% to RMB1,615.2 million (US$250.2 million) from RMB942.1 million in the same period of 2020.

●	Net income margin was 38.7%. Non-GAAP net income margin was 40.4%.

9 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are very pleased to report another record setting quarter that exceeded our expectations across multiple fronts of operations. During the quarter, financial institutions originated RMB88.5 billion loans through our platform, up 50% year-on-year. Approximately 56% of the loans was facilitated under the capital-light model and other technology solutions*10, further demonstrating the attractiveness of our capital-light models to financial institutions, and marking continued success in our technology driven strategic transition and upgrading.

“Our embedded finance model gained further popularity among our business partners with 22 leading traffic platforms on board by the quarter ending, contributing approximately 39% of new users with approved credit lines for the quarter. On the SME front, we continued to ramp the operations nicely with 22% sequential growth as the number of new SME borrowers grew rapidly. Our strategic collaboration with Kincheng Bank of Tianjin Co., Ltd. (“KCB”) also progressed smoothly and KCB remained our largest institution partner in terms of loan facilitation volume.

“In the first half of 2021, we delivered robust growth in key operational and financial metrics as we gained market share in a relatively stable macro environment. As we enter the second half of the year, we continue to experience strong customer demand, despite some uncertainties in macro environment. We strongly believe recent regulatory actions will ultimately provide additional policy clarity for a more healthy and consolidated industry and benefit leading platforms like us. Our stress tests indicate that even under the more restrictive regulatory guidelines we should be able to maintain healthy growth and profitability in the coming quarters and years. As our strategic initiatives have achieved outstanding results across our operations thus far, we feel more confident than ever to become one of the premium financial technology platforms in the long run.”

“We are very pleased to report another quarter of record financial results. Total revenue was RMB4.0 billion and non-GAAP net income reached RMB1.62 billion. The robust financial performance was driven by better than expected credit demand by consumers and SMEs, further progress in our business initiatives, and solid overall executions,” Mr. Alex Xu, Chief Financial Officer, commented. “Continued improvement in asset quality, and increased contribution from capital light model continued to drive noticeable improvement in operating margins for the quarter. As we close the stronger than expected first half 2021, we see continued business momentum into the current quarter thus far, which gives us increased confidence to exceed our previous operational targets for 2021.”

Mr. Yan Zheng, Chief Risk Officer, added, “Our key risk management metrics remained at the best level in history during the quarter as overall asset quality continued to improve. Among the key leading indicators, Day-1 delinquency*11 remained at a record low of approximately 5.0% in the second quarter, while the 30-day collection rate*12 staying above 90%, the best levels too. More encouragingly, risk management metrics for the SME business have performed better than we expected thus far, as we rapidly ramp the business. Although we will continue to take prudent approach in overall risk management operations, the effectiveness of our risk management systems should enable us to deliver strong growth of business while maintaining outstanding overall asset quality in the foreseeable future.”

10 "We've used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-facilitation and borrowers' referral to our customers. Revenue from these technology powered services amount to 53% of our total net revenue. "

11 "D1 delinquency rate" is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

12 "M1 collection rate" is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

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Second Quarter 2021 Financial Results

Total net revenue was RMB4,001.6 million (US$619.8million), compared to RMB3,340.1 million in the same period of 2020, and RMB3,599.2 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,404.7million (US$372.4 million), compared to RMB3,081.1 million in the same period of 2020, and RMB2,451.3 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB540.7 million (US$83.7 million), compared to RMB1,353.9 million in the same period of 2020 and RMB724.3 million in the prior quarter. The year-over-year and sequential declines were in part due to declined loan volume under capital heavy model.

Financing income*13 was RMB488.1 million (US$75.6 million), compared to RMB628.1 million in the same period of 2020 and RMB409.4 million in the prior quarter. The year-over-year and sequential changes reflected changes in on-balance sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,352.3 million (US$209.4 million), compared to RMB1,076.6 million in the same period of 2020, and RMB1,295.4 million in the prior quarter. The year-over-year and sequential growth was mainly due to increase in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB23.6 million (US$3.6 million), compared to RMB22.6 million in the same period of 2020, and RMB22.2 million in the prior quarter. The year-over-year and sequential increases were primarily due to fluctuation of late payment fees.

Net revenue from Platform Services was RMB1,596.9 million (US$247.3 million), compared to RMB258.9 million in the same period of 2020 and RMB1,147.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,398.7 million (US$216.6 million), compared to RMB178.6 million in the same period of 2020 and RMB993.9 million in the prior quarter. The year-over-year and sequential growth was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB160.3 million (US$24.8 million), compared to RMB64.5 million in the same period of 2020 and RMB126.3 million in the prior quarter. The year-over-year and sequential increases were primarily due to the facilitation volume growth through ICE.

Other services fees were RMB37.9 million (US$5.9 million), compared to RMB15.9 million in the same period of 2020 and RMB27.6 million in the prior quarter. The year-over-year and sequential increases were mainly due to growth in late payment fees as loan facilitation volume under capital-light model increased.

Total operating costs and expenses were RMB2,148.4 million (US$332.8 million), compared to RMB2,346.8 million in the same period of 2020 and RMB2,041.4 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB558.0 million (US$86.4 million), compared to RMB399.8 million in the same period of 2020 and RMB477.8 million in the prior quarter. The year-over-year and sequential increases was primarily due to growth in loan facilitation and origination volume.

Funding costs were RMB83.2 million (US$12.9 million), compared to RMB161.1 million in the same period of 2020 and RMB79.1 million in the prior quarter. The year-over-year decline was mainly due to increased funding contribution from ABS with lower cost and decrease in on-balance sheet loans. The sequential increase was primarily due to increase in outstanding balance of on-balance sheet loans.

Sales and marketing expenses were RMB499.9 million (US$77.4 million), compared to RMB269.1 million in the same period of 2020 and RMB385.0 million in the prior quarter. The year-over-year and sequential increases were mainly due to a more proactive customer acquisition strategy, development of new customer acquisition channels, and higher online traffic costs as overall business activities continued to expand in China.

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General and administrative expenses were RMB139.3 million (US$21.6 million), compared to RMB109.5 million in the same period of 2020 and RMB104.5 million in the prior quarter. The year-over-year and sequential increases were primarily due to expanded business operations.

Provision for loans receivable was RMB247.0 million (US$38.3 million), compared to RMB218.6 million in the same period of 2020 and RMB134.9 million in the prior quarter. The year-over-year and sequential increases mainly reflect the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB58.5 million (US$9.1 million), compared to RMB79.2 million in the same period of 2020 and RMB45.1 million in the prior quarter. The year-over-year decline was primarily due to decrease in facilitation volume under capital-heavy model. The sequential increase reflects the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB100.7 million (US$15.6 million), compared to RMB90.8 million in the same period of 2020 and RMB56.4 million in the prior quarter. The year-over-year and sequential increases were primarily due to growth in loan facilitation volume and in part due to the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB461.9 million (US$71.5 million), compared to RMB1,018.9 million in the same period of 2020 and RMB758.7 million in the prior quarter. The year-over-year and sequential declines were mainly due to loans facilitated in prior quarters performed better than expected.

Income from operations was RMB1,853.1 million (US$287.0 million), compared to RMB993.2 million in the same period of 2020 and RMB1,557.8 million in the prior quarter.

Non-GAAP income from operations was RMB1,920.4 million (US$297.4 million), compared to RMB1,058.9 million in the same period of 2020 and RMB1,617.3 million in the prior quarter.

Operating margin was 46.3%. Non-GAAP operating margin was 48.0%.

Income before income tax expense was RMB1,953.2 million (US$302.5 million), compared to RMB1,042.7 million in the same period of 2020 and RMB1,605.3 million in the prior quarter.

Net income attributed to the Company was RMB1,547.6 million (US$239.7 million), compared to RMB876.5 million in the same period of 2020 and RMB1,347.4 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,614.9 million (US$250.1 million), compared to RMB942.2 million in the same period of 2020 and RMB1,407.0 million in the prior quarter.

Net income margin was 38.7%. Non-GAAP net income margin was 40.4%.

Net income per fully diluted ADS was RMB9.62 (US$1.48).

Non-GAAP net income per fully diluted ADS was RMB10.03 (US$1.55).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 153.44 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.98 million.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

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The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the company’s platform, loans that are charged-off and loans under “ICE” and other technology solutions are not included in the M1+ charts, loans under “ICE” and other technology solutions are not included in the M6+ charts:

http://ml.globenewswire.com/Resource/Download/84b8ec08-b339-4369-92de-bb3eb964d81d

http://ml.globenewswire.com/Resource/Download/5bc9a261-1fd8-47d0-a01e-7793be795fc0

Share Repurchase Plan

The board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase up to US$200 million worth of its Class A ordinary shares in the form of American depositary shares over the next twelve-month period. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company expects to fund the repurchase out of its existing cash balance.

Business Outlook

While we intend to keep our tradition of prudent decision making and business planning, we are encouraged by strong operating metrics in the first half of 2021. We see continued healthy growth for the rest of the year. As such we now expect total loan facilitation and origination volume for 2021 to be between RMB340 billion and RMB350 billion, compared to our previous guidance of between RMB310 billion and RMB330 billion, representing year-on-year growth of 38% to 42%. This forecast reflects the Company’s current and preliminary views, which is subject to material change.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Thursday, Aug 19, 2021 (8:30 AM Beijing Time on Aug 20).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	23407160#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 26, 2021:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319341300#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading financial technology platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

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For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products, services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

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360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,418,416	5,191,999	804,138
Restricted cash	2,355,850	2,644,701	409,612
Security deposit prepaid to third-party guarantee companies	915,144	960,992	148,839
Funds receivable from third party payment service providers	131,464	107,430	16,639
Accounts receivable and contract assets, net	2,394,528	2,161,313	334,745
Financial assets receivable, net	3,565,482	4,066,901	629,883
Amounts due from related parties	193,305	927,464	143,646
Loans receivable, net	7,500,629	8,283,703	1,282,982
Prepaid expenses and other assets	401,224	317,154	49,121
Total current assets	21,876,042	24,661,657	3,819,605
Non-current assets:
Accounts receivable and contract assets, net-non current	307,937	310,426	48,079
Financial assets receivable, net-non current	645,326	575,492	89,132
Amounts due from related parties	-	424,965	65,819
Loans receivable, net-non current	87,685.00	1,181,681	183,019
Property and equipment, net	19,360.00	18,965	2,937
Intangible assets	3,403	4,814	746
Deferred tax assets	1,398,562	1,026,681	159,013
Other non-current assets	48,990	41,048	6,358
Total non-current assets	2,511,263	3,584,072	555,103
TOTAL ASSETS	24,387,305	28,245,729	4,374,708

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,914,748	451,437
Accrued expenses and other current liabilities	809,761	1,181,876	183,051
Amounts due to related parties	71,562	83,036	12,861
Short term loans	186,800	336,273	52,082
Guarantee liabilities-stand ready	4,173,497	4,517,620	699,690
Guarantee liabilities-contingent	3,543,454	3,248,496	503,128
Income tax payable	1,227,314	876,932	135,819
Other tax payable	254,486	248,737	38,524
Total current liabilities	13,384,508	13,407,718	2,076,592
Non-current liabilities:
Deferred tax liabilities	37,843	98,777	15,299
Payable to investors of the consolidated trusts-noncurrent	1,468,890	2,239,372	346,835
Other long-term liabilities	14,974	12,605	1,952
Total non-current liabilities	1,521,707	2,350,754	364,086
TOTAL LIABILITIES	14,906,215	15,758,472	2,440,678
Ordinary shares	21	21	3
Additional paid-in capital	5,417,406	5,544,236	858,693
Retained earnings	4,137,542	7,032,629	1,089,216
Other comprehensive income (loss)	(74,391)	(90,183)	(13,968)
TOTAL 360 DIGITECH INC EQUITY	9,480,578	12,486,703	1,933,944
Noncontrolling interests	512	554	86
TOTAL EQUITY	9,481,090	12,487,257	1,934,030
TOTAL LIABILITIES AND EQUITY	24,387,305	28,245,729	4,374,708

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	3,081,104	2,404,695	372,439	5,891,154	4,856,038	752,105
Loan facilitation and servicing fees-capital heavy	1,353,871	540,737	83,749	2,520,990	1,265,047	195,931
Financing income	628,117	488,088	75,595	1,237,513	897,528	139,009
Revenue from releasing of guarantee liabilities	1,076,555	1,352,307	209,446	2,082,731	2,647,734	410,082
Other services fees	22,561	23,563	3,649	49,920	45,729	7,083
Platform services	258,948	1,596,863	247,323	631,793	2,744,729	425,105
Loan facilitation and servicing fees-capital light	178,588	1,398,713	216,633	482,210	2,392,602	370,567
Referral services fees	64,497	160,264	24,822	119,063	286,594	44,388
Other services fees	15,863	37,886	5,868	30,520	65,533	10,150
Total net revenue	3,340,052	4,001,558	619,762	6,522,947	7,600,767	1,177,210
Facilitation, origination and servicing	399,766	557,979	86,420	747,419	1,035,735	160,415
Funding costs	161,062	83,164	12,880	319,676	162,242	25,128
Sales and marketing	269,054	499,937	77,430	492,062	884,946	137,061
General and administrative	109,488	139,278	21,571	218,219	243,774	37,756
Provision for loans receivable	218,569	246,979	38,252	525,828	381,887	59,147
Provision for financial assets receivable	79,199	58,516	9,063	172,923	103,576	16,042
Provision for accounts receivable and contract assets	90,811	100,684	15,594	147,787	157,116	24,334
Provision for contingent liabilities	1,018,860	461,910	71,541	2,721,617	1,220,586	189,045
Total operating costs and expenses	2,346,809	2,148,447	332,751	5,345,531	4,189,862	648,928
Income from operations	993,243	1,853,111	287,011	1,177,416	3,410,905	528,282
Interest (expense) income, net	15,228	46,491	7,201	24,978	82,875	12,836
Foreign exchange gain (loss)	4,685	21,886	3,390	(23,887)	13,895	2,152
Other income, net	29,569	31,697	4,909	92,290	50,811	7,870
Income before income tax expense	1,042,725	1,953,185	302,511	1,270,797	3,558,486	551,140
Income taxes benefit (expense)	(166,260)	(405,305)	(62,774)	(211,177)	(663,357)	(102,741)
Net income	876,465	1,547,880	239,737	1,059,620	2,895,129	448,399
Net loss(income) attributable to noncontrolling interests	49	(235)	(36)	302	(42)	(7)
Net income attributable to ordinary shareholders of the Company	876,514	1,547,645	239,701	1,059,922	2,895,087	448,392
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	2.96	5.04	0.78	3.60	9.46	1.47
Diluted	2.88	4.81	0.74	3.50	9.02	1.40

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	5.93	10.08	1.56	7.19	18.92	2.94
Diluted	5.76	9.62	1.48	6.99	18.04	2.80

Weighted average shares used in calculating net income per ordinary share
Basic	295,737,611	306,879,800	306,879,800	294,669,797	305,886,883	305,886,883
Diluted	304,583,237	321,969,767	321,969,767	303,261,250	320,958,192	320,958,192

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,371,444	1,296,321	200,775	2,743,957	3,049,369	472,287
Net cash provided (used in) by investing activities	(783,765)	(2,251,756)	(348,753)	(485,390)	(2,707,090)	(419,275)
Net cash provided by financing activities	258,833	538,379	83,384	645,303	722,907	111,964
Effect of foreign exchange rate changes	1,126	(1,316)	(204)	3,514	(2,752)	(426)
Net increase(decrease) in cash and cash equivalents	847,638	(418,372)	(64,798)	2,907,384	1,062,434	164,550
Cash, cash equivalents, and restricted cash, beginning of year	5,895,596	8,255,072	1,278,548	3,835,850	6,774,266	1,049,200
Cash, cash equivalents, and restricted cash, end of year	6,743,234	7,836,700	1,213,750	6,743,234	7,836,700	1,213,750

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Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net income	876,465	1,547,880	239,737
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(3,559)	(22,013)	(3,409)
Other comprehensive income	(3,559)	(22,013)	(3,409)
Total comprehensive income	872,906	1,525,867	236,328
Net loss(income) attributable to noncontrolling interests	49	(235)	(36)
Comprehensive income attributable to ordinary shareholders	872,955	1,525,632	236,292

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net income	1,059,620	2,895,129	448,399
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	27,401	(15,792)	(2,446)
Other comprehensive (loss) income	27,401	(15,792)	(2,446)
Total comprehensive income	1,087,021	2,879,337	445,953
Net loss(income) attributable to noncontrolling interests	302	(42)	(7)
Comprehensive income attributable to ordinary shareholders	1,087,323	2,879,295	445,946

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	876,465	1,547,880	239,737
Add: Share-based compensation expenses	65,677	67,285	10,421
Non-GAAP net income	942,142	1,615,165	250,158
Non-GAAP net income margin	28.2%	40.4%
GAAP net income margin	26.2%	38.7%

Net income attributable to shareholders of 360 DigiTech, Inc	876,514	1,547,645	239,701
Add: Share-based compensation expenses	65,677	67,285	10,421
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	942,191	1,614,930	250,122
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	152,291,619.00	160,984,884.00	160,984,884.00
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	5.76	9.62	1.48
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	6.19	10.03	1.55

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	993,243	1,853,111	287,011
Add: Share-based compensation expenses	65,677	67,285	10,421
Non-GAAP Income from operations	1,058,920	1,920,396	297,432
Non-GAAP operating margin	31.7%	48.0%
GAAP operating margin	29.7%	46.3%

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,059,620	2,895,129	448,399
Add: Share-based compensation expenses	137,051	126,831	19,644
Non-GAAP net income	1,196,671	3,021,960	468,043
Non-GAAP net income margin	18.3%	39.8%
GAAP net income margin	16.2%	38.1%

Net income attributable to shareholders of 360 Finance, Inc	1,059,922	2,895,087	448,392
Non-GAAP net income attributable to shareholders of 360 Finance, Inc	1,196,973	3,021,918	468,036
Weighted average ADS used in calculating net income per ordinary share -diluted	151,630,625	160,479,096	160,479,096
Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	6.99	18.04	2.79
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	7.89	18.83	2.92

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,177,416	3,410,905	528,282
Add: Share-based compensation expenses	137,051	126,831	19,644
Non-GAAP Income from operations	1,314,467	3,537,736	547,926
Non-GAAP operating margin	20.2%	46.5%
GAAP operating margin	18.1%	44.9%

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